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Bonso Electronics Announces Shareholder Meeting

HONG KONG, Oct. 3- Bonso Electronics International, Inc (Nasdaq: BNSO - News) today announced the Annual Meeting of Shareholders will be held on 1 December 2005 at 10:00 AM (Pacific Time) at the Hilton Hotel, 5711 West Century Blvd., Los Angeles, CA 90045. A proxy statement relating to the meeting will be forthcoming. All Shareholders of record as of October 3, 2005 are invited to attend.

For further information, go to EDGAR on the SEC's website and view our annual report on Form 20-F filed with the SEC. For additional information go to www.bonso.com and click on Investor Relations and view the corporate video.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.



    For more information please contact:

     In US George O'Leary
     Tel: +1-949-760-9611
     Fax: +1-949-760-9607

     In Hong Kong Cathy Pang
     Tel: +852-2605-5822
     Fax: +852-2691-1724